SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.4)*

                        Cinram International Income Fund
              (successor-in-interest to Cinram International Inc.)
                                (Name of Issuer)

                                   Trust Units
                         (Title of Class of Securities)

                                    172595100
                                 (CUSIP Number)

                               Karl Wachter, Esq.
                                 1 American Lane
                          Greenwich, Connecticut 06831
                               Tel: (203) 422-3340
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Amaranth LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[X]
        (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
        0

8.   SHARED VOTING POWER
        8,000,000

9.   SOLE DISPOSITIVE POWER
        0

10.  SHARED DISPOSITIVE POWER
        8,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

14.  TYPE OF REPORTING PERSON*
        CO

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Amaranth Advisors L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[X]
        (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
        0

8.   SHARED VOTING POWER
        8,000,000

9.   SOLE DISPOSITIVE POWER
        0

10.  SHARED DISPOSITIVE POWER
        8,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

14.  TYPE OF REPORTING PERSON*
        IA

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Nicholas M. Maounis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[X]
        (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
        0

8.   SHARED VOTING POWER
        8,000,000

9.   SOLE DISPOSITIVE POWER
        0

10.  SHARED DISPOSITIVE POWER
        8,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

14.  TYPE OF REPORTING PERSON
        IN, HC

     This statement is filed with respect to the Trust Units, having no par value (the "Units") of Cinram International Income Fund (a successor-in-interest to Cinram International Inc.) (the "Issuer") beneficially owned by Amaranth LLC, a Cayman Islands exempted company, Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively, the "Reporting Persons") as of September 20, 2006 and amends and supplements the Schedule 13D filed April 10, 2006, as previously amended (collectively, the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.


     The names of the persons filing this statement on Schedule 13D are:

     -  Amaranth LLC, a Cayman Islands exempted company ("Amaranth").

     -  Amaranth Advisors L.L.C., a Delaware limited liability company.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis").

Amaranth Advisors L.L.C. is the trading advisor for Amaranth and has been granted investment discretion over portfolio investments, including the Units held by it, which discretion includes the power to direct the voting and disposition of those investments. Amaranth Advisors (Canada) ULC ("AAC"), a subsidiary of Amaranth Advisors L.L.C., is a Nova Scotia unlimited liability company that provides investment management services to Amaranth with respect to the Units held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Units held by Amaranth.

ITEM 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following information:

     On September 18, 2006, AAC, on behalf of Amaranth Canada Trust ("Trust"), a Canadian resident trust whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth, sent the letter attached as Exhibit C to the trustees of the Issuer.

     The Trust has beneficial ownership of 8,000,000 Units of the Issuer, representing in aggregate approximately 15.3% of the outstanding Units (or 14.0% on a diluted basis assuming the exchange of the Class B limited partnership units of Cinram International Limited Partnership). Amaranth indirectly beneficially owns all of the Units beneficially owned by the Trust. In addition, Amaranth has an economic interest in 2,654,895 Units. There has been no change in the number of Units beneficially owned by Amaranth or the Trust since the last Schedule 13D filed by the Reporting Persons on June 2, 2006.

     Amaranth indirectly holds securities of the Issuer for investment purposes, with a view to maximizing the value of its investment. In their capacity as significant unitholders of the Issuer, each of the Trust and the Reporting Persons intend to seek to influence decisions of management and of the trustees of the Issuer, including by encouraging management and the trustees to adopt initiatives designed to increase the market price of the Units.

     At the present time, neither the Trust nor Amaranth intends to acquire control over the business of the Issuer or to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer. The Trust and Amaranth may from time to time, subject to market conditions and other relevant factors make additional investments in or dispositions of securities of the Issuer in the future, including additional purchases or sales of Units of the Issuer, without limitations as to the percentages of any class of the outstanding voting or equity securities of the Fund that may be purchased or sold.

     The Trust and the Reporting Persons reserve the right to further discuss and/or meet with trustees, management and other unitholders of the Issuer and/or formulate plans or proposals regarding the Issuer or its securities, including in respect of matters set out in the letter attached as Exhibit C.

     The other Reporting Persons' purposes and intentions are consistent with those of Amaranth.

ITEM 7.   Materials to be filed as Exhibits

Exhibit A   -   Joint Filing Agreement (previously filed)

Exhibit B   -   Power of Attorney (previously filed)

Exhibit C   -   Letter to the trustees of the Issuer dated September 18, 2006

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: September 20, 2006

       AMARANTH LLC
          by Amaranth Advisors L.L.C., as Trading Advisor

          By: /s/ Karl Wachter
              --------------------------------
                  Karl Wachter, Vice President


       AMARANTH ADVISORS L.L.C.

          By: /s/ Karl Wachter
              --------------------------------
                  Karl Wachter, Vice President


       NICHOLAS M. MAOUNIS

       /s/ Karl Wachter
       -------------------------------------------------------------
           Karl Wachter by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT C

September 18, 2006


Trustees of Cinram International Income Fund
c/o David Rubenstein, Chief Executive Officer
2255 Markham Road
Toronto, Ontario
M1B 2W3

Dear Sirs:

As you know, Amaranth Canada Trust ("ACT") has beneficial ownership of 8,000,000 trust units of Cinram International Income Fund (the "Fund"), representing approximately 15.3% of the issued and outstanding trust units. Randall Yasny, a nominee of ACT, serves as a trustee of the Fund. We are writing to you in our capacity as trading advisor to ACT, the largest equity holder in the Fund.

Earlier this morning the Amaranth investment fund group announced significant trading losses in its natural gas trading business. Shortly thereafter, the trust units of Cinram came under intense selling pressure. Given the absence of any fundamental news about Cinram, we believe this selling was due to market participants speculating about ACT's intentions with respect to its Cinram holdings.

It has been our view, which we understand is shared by the trustees and management of Cinram, that the public markets have failed to recognize the value of Cinram's business for quite some time. Given that the Cinram unit price has dropped 5% this morning without any fundamental news, we have come to the conclusion that this fact will persist for the foreseeable future.

We believe that the trustees can materially enhance unitholder value by concluding, as we have, that Cinram simply will not receive an appropriate valuation in the public markets. Therefore, we believe that the trustees of Cinram should immediately retain financial advisors to explore a sale of Cinram, including a going private transaction.


                               Yours truly,


                               Manos Vourkoutiotis